July 27, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention:                                         Michael C. Foland, Attorney-Advisor

Kathleen Krebs, Special Counsel

Becky Chow, Staff Accountant

Melissa Walsh, Staff Accountant

Re:                             Vertex, Inc.
Registration Statement on Form S-1
Filed July 2, 2020
Registration No. 333-239644

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby submit this letter to confirm our previous oral request relating to the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 28, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Vertex, Inc. (the “Company”) or its counsel may request via telephone call to the staff of the Securities and Exchange Commission (the “Staff”). Please contact Joel Trotter of Latham & Watkins LLP, counsel to the Company, at (202) 637-2165 or in his absence, William Hackett at (202) 637-2257, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

We understand that the Staff will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely yours,

Vertex, Inc.

By:	/s/ David DeStefano
David DeStefano
President, Chief Executive Officer and Chairperson

cc: David DeStefano, Vertex, Inc.

Bryan T. R. Rowland, Vertex, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Joel H. Trotter, Latham & Watkins LLP

William K. Hackett, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Vertex, Inc. Acceleration Request]